

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

January 27, 2017

<u>Via E-Mail</u>
Andrew Hagopian III, Esq.
Secretary
MGM Growth Properties LLC
3950 Las Vegas Boulevard South
Las Vegas, Nevada 89119

> **Re: MGM Growth Properties Operating Partnership LP
> Registration Statement on Form S-4
> Filed January 17, 2017
> File No. 333-215571**

Dear Mr. Hagopian:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Rod Miller, Esq. (via e-mail)
        Milbank, Tweed, Hadley & McCloy LLP